UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Robert F. Greenhill

c/o Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

with a copy to:

Harold J. Rodriguez, Jr.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address and telephone number of person authorized to receive notices and communications)

November 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 7

1	Names of Reporting Persons Robert F. Greenhill
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 282,579
	8	Shared Voting Power 2,028,684
	9	282,579
	10	Shared Dispositive Power 2,028,684
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,263
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 7

1	Names of Reporting Persons Greenhill Family Limited Partnership
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 989,524
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 989,524
11	Aggregate Amount Beneficially Owned by Each Reporting Person 989,524
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.8%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 7

1	Names of Reporting Persons Riversville Aircraft Corporation II
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 239,680
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 239,680
11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,680
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 395259104	13D	Page 4 of 7

1	Names of Reporting Persons Socatean Partners
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 799,480
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 799,480
11	Aggregate Amount Beneficially Owned by Each Reporting Person 799,480
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.9%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 5 of 7

Explanatory Note

The purpose of this Amendment No. 3 (the “Amendment No. 3”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 17, 2017, as amended on May 25, 2018 and September 4, 2018 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. The increase in the percentage of the Shares beneficially owned by the Reporting Persons since the Schedule 13D was last amended on September 4, 2018 is attributable to (i) Socatean Partners’ purchase on the open market of 208,000 Shares on November 13, 2018 and of 11,770 Shares on November 14, 2018 and (ii) a decrease in the outstanding Shares. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On November 13, 2018, Socatean Partners purchased 208,000 Shares through a broker on the open market at a price per share of $22.61. The source of funds for such purchase was funds controlled by Socatean Partners.

On November 14, 2018, Socatean Partners purchased 11,770 Shares through a broker on the open market at a price per share of $24.17. The source of funds for such purchase was funds controlled by Socatean Partners.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) See Item 9 on the Cover Pages to this Amendment No. 3. Percentages are based on 20,507,020 Shares outstanding as of November 13, 2018.

As of the date hereof, the Reporting Persons beneficially own 2,311,263 Shares as a group, representing approximately 11.3% of the outstanding Shares.

Robert F. Greenhill. Robert F. Greenhill is the direct beneficial owner of 282,579 Shares, representing approximately 1.4% of the outstanding Shares.

Greenhill Family Limited Partnership. Robert F. Greenhill controls Greenhill Family Limited Partnership. Greenhill Family Limited Partnership is the direct beneficial owner of 989,524 Shares, representing approximately 4.8% of the outstanding Shares.

Riversville Aircraft Corporation II. Robert F. Greenhill controls Riversville Aircraft Corporation II. Riversville Aircraft Corporation II is the direct beneficial owner of 239,680 Shares, representing approximately 1.2% of the outstanding Shares.

CUSIP No. 395259104	13D	Page 6 of 7

Socatean Partners. Robert F. Greenhill controls Socatean Partners. Socatean Partners is the direct beneficial owner of 799,480 Shares, representing approximately 3.9% of the outstanding Shares.

(b) Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 3.

(ii)	Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 3.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 3.

(iv)	Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 3.

(c) On November 13, 2018, Socatean Partners purchased 208,000 Shares through a broker on the open market at a price per share of $22.61.

On November 14, 2018, Socatean Partners purchased 11,770 Shares through a broker on the open market at a price per share of $24.17.

Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

CUSIP No. 395259104	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2018

Robert F. Greenhill

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill

Greenhill Family Limited Partnership

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	General Partner

Riversville Aircraft Corporation II

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	President

Socatean Partners

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	Managing General Partner